March 1, 2011
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0101

Via EDGAR System

Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
The Hennessy Funds, Inc. (File Nos. 333-00227 and 811-07493)
Hennessy SPARX Funds Trust (File Nos. 333-108229 and 811-21419)
Annual Reports on Form N-CSR Fiscal Year Ended October 31, 2010
Filed January 5, 2011

Dear Ms. DiAngelo:

On behalf of our clients, Hennessy Funds Trust, Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust and their operating series (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Reports referenced above (collectively, the “Annual Report”).  The comments were provided by Christina DiAngelo, at (202) 551-6963 or diangeloc@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 1, 2011

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form N-CSR

2. On page 10 of the Cornerstone Series Annual Report, the Hennessy Cornerstone Large Growth Fund does not include the performance information for the fund it acquired.  Supplementally, please explain the reason for this.

Response:  In determining whether the Hennessy Large Growth Fund should report the performance of the Tamarack Large Growth Fund, the Funds reviewed the factors in North American Security Trust No-Action Letter (August 5, 1994).  In the North American Security Trust No-Action Letter, the Staff indicated that funds should compare, among other things, the various funds’ investment advisers; investment strategies; and portfolio composition.  Based on their review of these factors, the Funds concluded that the Hennessy Large Growth Fund should not report the performance of the Tamarack Large Growth Fund because (1) the Hennessy Large Growth Fund’s investment adviser would be unrelated and unaffiliated with the investment adviser to the Tamarack Large Growth Fund; (2) the Hennessy Large Growth Fund would utilize a formula for investing, the Cornerstone Large Growth Formula, that had never been utilized by the Tamarack Large Growth Fund, nor did the formula resemble in any material way the investment strategies of the Tamarack Large Growth Fund; and (3) the portfolio composition would be materially different.  In addition, by way of analogy the Funds looked to Item 27 of Form N-1A, which provides that when there is a change in the investment adviser, the new adviser does not include the performance of the previous adviser in the performance line graph if (1) the new adviser did not control the previous adviser and (2) the new adviser employs no officers or employees of the previous adviser who were responsible for providing investment advisory or portfolio management services to the fund.  Both of these conditions apply with respect to the Hennessy Large Growth Fund.

3. On page 30 and page 40 of the Cornerstone Series Annual Report, we noted that the Funds did not include a roll forward of the category three financial instruments.  In future filings, please revise your disclosure appropriately and include a roll forward of your category three financial instruments as required by SFAS 157.

Response:  In future filings, the Funds will include a roll forward of their category three financial instruments and provide the related disclosure.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 1, 2011

4. On pages 40 to 44 of the Cornerstone Series Annual Report, it is not clear that the fair value of reverse repurchase agreements was included in the disclosure.  In future filings, please reflect the fair value of the reverse repurchase agreements.

Response:  In future filings, the Funds will reflect the fair value of reverse repurchase agreements and provide the related disclosure.

5. On page 50 of the Cornerstone Series Annual Report, it is not clear that the Hennessy Total Return Fund has complied with the disclosure required by Rule 4-08(m)(2) of Regulation S-X.  In future filings, please ensure that the Funds comply with the disclosure required by Rule 4-08(m)(2).

Response:  In future filings, the Funds will ensure that they comply with the disclosure requirements of Rule 4-08(m)(2) of Regulation S-X.

6. In future filings, if the Funds have amounts payable to directors at fiscal year end, please ensure that a line item is included in the balance sheet to report this amount, in accordance with Rule 6-04(12)(b)(1) of Regulation S-X.

Response:  In future filings, the Funds will disclose any amounts payable to directors at fiscal year end as a line item of the balance sheet.

7. On pages 86-87 of the Cornerstone Series Annual Report, we note that the portfolio turnover rate for the Hennessy Total Return Fund is the same for the fiscal years 2010 and 2009.  Please confirm that the portfolio turnover rates are accurate.  Please provide the calculation of the portfolio turnover rate.

Response:  The Funds reviewed the portfolio turnover rates and confirmed that they are accurate.  They are the same due to rounding.  In 2009 it was 40.91% rounded to 41%, and in 2010 it was 41.24% rounded to 41%.  As requested, the calculation of the portfolio turnover rate is attached as Exhibit A.

8. In future filings, please ensure that the line of credit disclosure reflects the interest rate charged, in accordance with Chapter 7 of the Investment Company Audit and Accounting Guide.

Response:  In future filings, the Funds will disclose the interest rate charged on lines of credit.

9. We noted that the date of the certifications signed by the executive officers preceded the date of the audit opinion.  Please consider for future filings whether the certifications should be dated the date of the audit opinion (or a date subsequent to the date of the audit opinion).

Response:  In future filings, the certifications will be dated the date of the audit opinion (or a date subsequent to the date of the audit opinion).

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 1, 2011

Form N-PX

10. It appears that the Form N-PX for each of the entities other than Hennessy SPARX Funds Trust is incomplete.

Response:  The Funds reviewed the Form N-PX filings, and it appears they are complete, although their formatting differs from that of the Form N-PX of Hennessy SPARX Funds Trust.  Specifically, Hennessy SPARX Funds Trust treats each proposal at a meeting as a separate line item that identifies for that line item who proposed the item and how the Fund voted on that item.  The Form N-PX for the other Funds treats the proposals as a group (unless otherwise required) and identifies as a group how the Funds voted on the proposals.  For example, at a meeting where the proposals were all put forth by the board of directors, it identifies that the “issuer” put forth all of the proposals, and then indicates that the Funds voted in favor of all such proposals made by the directors by identifying “Vote: Directors’ recommendations.”  The reference to directors’ recommendations is the indication of how the shares were voted and not the reference to “MRV: n/a,” as this reference simply means there was no separate recommendation by management (the executive officers).  In future filings, the Funds will format all of the Form N-PX filings in the manner used for Hennessy SPARX Funds Trust, including eliminating the use of the “MRV: n/a” reference as it is unnecessary and potentially confusing.

Prospectus

11. In the prospectuses for the Institutional Class shares, the expense example numbers are based on the net expenses of the Funds for the one year, three year, five year and ten year periods.  In future filings, the expense example numbers should be based on the net expenses only with respect to the one year period, while the expense example numbers for the three year, five year and ten year periods should be based on the total annual fund operating expenses.

Response:  In future filings, the expense example numbers will be based on the net expenses only with respect to the one year period, while the expense example numbers for the remaining years will be based on the total annual fund operating expenses.  While the Funds are making the requested change, the Funds respectfully note that Instruction 4 to Item 3 of Form N-1A expressly provides that the Funds may make an adjustment “to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the registration statement.”  Instruction 4 then goes on to say that such adjustment may be reflected “in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.”  In the case of the Funds, the Funds reflected the net expenses for all of the periods because their expense reimbursement agreements automatically renew each year and can only be terminated by the Funds’ board of directors/trustees, and it is highly unlikely that the Funds’ board of directors/trustees would ever terminate the expense reimbursement agreements.  This means there is a reasonable expectation that the expense reimbursement agreements will be in place for the full ten year period.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 1, 2011

40-17g Filing

12. It appears that the Funds and the investment adviser to the Funds have a joint fidelity bond.  In future filings, please file a copy of the Joint Bond Agreement among the parties.

Response:  In future filings, the Funds will file a copy of the Joint Bond Agreement.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Exhibit A

Hennessy Total Return Fund
Portfolio Turnover
For the period ended October 31,2010

Month End	Market Value

Oct-09	38,103,231
Nov-09	40,874,591
Dec-09	40,311,018
Jan-10	38,695,870
Feb-10	39,235,384
Mar-10	39,881,338
Apr-10	39,972,220
May-10	37,236,090
Jun-10	35,574,644
Jul-10	37,934,253
Aug-10	44,707,891
Sep-10	47,994,710
Oct-10	48,008,018
Total	$528,529,258

Number of Months	13

Monthly Average	$40,656,097

Sales	$16,768,290

Sales Turnover	41.24%

Purchases	$18,045,167

Purchase Turnover	44.38%

Portfolio Turnover	41.24%

Hennessy Total Return Fund
Purchases & Sales for Footnote and Portfolio Turnover Rate

Common Stocks & Cash Equivalents Securities
Beg. Cost Balance		66,615,993

Total Purchases (Common Stock & Preferred)		18,045,167
Total Purchases Options
Total Purchases Short-Term Investments		218,526,780
		236,571,947

Total Sales Proceeds (Common Stock & Preferred)		(16,768,290)
Total Sales Proceeds U.S. Government Securities
Total Sales Proceeds Options
Total Sales Proceeds Short-Term Investments		(201,535,657)
		(218,303,947)

Amortization - FYTD		28,856

Realized Gain/Loss		5,573,895
Back-Out Sec. Lit./Corporate Actions booked to Realized G/L		(192,086)
Total Realized Gains & Losses		5,381,809

Subtotal		90,294,658

Ending Cost Balance		90,294,658
		0
Difference		-

SHORT SECURITIES
Beg Balance of Short Securities		-
Total Purchases Short Sales		-
Total Sales Proceeds Short Sales		-
Realized G/L		-
Ending Balance of Short Securities		-
Per Financial Statements (R701)		-
Difference		-

FUTURES - LONG
Beginning Balance of Futures		-
Futures Contracts Orig Open Value		-
Futures Contracts Close Value		-
Realized G/L		-
Ending Cost Balance of Futures		-
Per R607		-
Difference		-

FUTURES - SHORT
Beginning Balance of Futures		-
Futures Contracts Open Value		-
Futures Contracts Close Value		-
Realized G/L		-
Ending Cost Balance of Futures		-
Per R607		-
Difference		-

Options:
Balance at Beg of Year		-
Cost to Close written options		0
Total Premiums on Options Written		0
Options Exercised		0
Realized G/L		0
Balance at End of Year		0
Per Financial Statements (R701)		-
		-
	# of
	Contracts	Premiums
Balance at Beg of Year	0	-
Options Written (per opt. summary on R502)	0	0
Options Exercised	0	0
Options Expired	0	0
Options Closed	0	0
Balance at End of Year	0	0
Per Financial Statements/Footnotes	0	0
Difference	-	-